                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington  D.C. 25049


                                   FORM 11-K


[x]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended  December 31, 1997
                                 --------------------

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from__________________ to ____________________


                         Commission File Number 1-14266
                                                -------


 SCOTLAND SAVINGS BANK, SSB EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
 -------------------------------------------------------------------------------
                         (Full title of the Plan)


                            SCOTLAND BANCORP, INC.
                            ----------------------
                      (Name of issuer of the securities)

                             505 South Main Street
                       Laurinburg, North Carolina 28352
                       --------------------------------
              (Address of Principal executive office) (Zip code)

Item 4.

The following is being provided in lieu of Items 1-3, whereby plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Due to the number of plan participants, this plan is not subject to the audit requirements of ERISA.

                          SCOTLAND SAVINGS BANK, SSB

             EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

                               FINANCIAL REPORT

                                  (COMPILED)

                               DECEMBER 31, 1997
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                                   CONTENTS

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 INDEPENDENT ACCOUNTANT'S REPORT                                                                  1
-----------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS

 Statements of net assets available for benefits                                                   3

 Statement of changes in net assets available for benefits (with fund information)             4 - 5

SUPPLEMENTARY INFORMATION

 Item 27a - Schedule of assets held for investment purposes                                        7

-----------------------------------------------------------------------------------------------------

             [LETTERHEAD OF MCGLADREY & PULLEN, LLP APPEARS HERE]

                        INDEPENDENT ACCOUNTANT'S REPORT


To the Plan Administrator
Scotland Savings Bank, SSB
 Employees' Savings and Profit Sharing Plan And Trust
Laurinburg, North Carolina


We have compiled the accompanying statements of net assets available for benefits of the Scotland Savings Bank, SSB Employees' Savings and Profit Sharing Plan And Trust as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits (with fund information) for the year ended December 31, 1997 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of financial statements. We have not audited or reviewed the accompanying financial statements or supplementary schedules and, accordingly, do not express an opinion or any other form of assurance on them.

The Plan Administrator has elected to omit substantially all of the disclosures required by generally accepted accounting principals. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the plan's net assets available for benefits and changes therein. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The Plan has not presented the schedule of reportable transactions (transaction in excess of 5 percent of the current value of plan assets at the beginning of the year). Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                     /s/ McGladrey & Pullen LLP

Charlotte, North Carolina
September 18, 1998

                                       1
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                                       2
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
SCOTLAND SAVINGS BANK, SSB
   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
SEE ACCOUNTANT'S REPORT

                                                                       1997                   1996
-----------------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value

 Money market account                                        $        23,679         $    11,277
 Mutual funds                                                        156,301              70,245
 Scotland Bancorp, Inc common stock                                  350,704             344,235
                                                             ----------------------------------------------
          TOTAL INVESTMENTS                                          530,684             425,757
                                                             ----------------------------------------------

 Accrued interest and dividends                                           58                -
                                                             ----------------------------------------------
          TOTAL ASSETS                                               530,742             425,757

LIABILITIES
    Trust and record keeping fees payable                                141                -
                                                             ----------------------------------------------

          NET ASSETS AVAILABLE FOR BENEFITS                  $       530,601         $   425,757
                                                             ==============================================

SCOTLAND SAVINGS BANK, SSB
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) YEAR ENDED DECEMBER 31, 1997
SEE ACCOUNTANT'S REPORT

                                       -------------------------------------------------------------------------
                                                                                                    GOVERNMENT
                                             SCOTLAND           EQUITY                                MONEY
                                              STOCK             INDEX             MIDCAP             MARKET
                                               FUND              FUND           STOCK FUND            FUND
                                       -------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair value of
    investments                          $         14,670      $     16,684     $        7,145      $          -
   Interest                                         1,321                 -                  -                 -
   Dividends                                        7,694                 -                  -               854
                                       -------------------------------------------------------------------------
                                                   23,685            16,684              7,145               854
                                       -------------------------------------------------------------------------
 Contributions:
   Employer                                         2,330            32,600             17,461            12,227
   Participants                                       863               528                  -                 -
                                       -------------------------------------------------------------------------
                                                    3,193            33,128             17,461            12,227
                                       -------------------------------------------------------------------------
          TOTAL ADDITIONS                          26,878            49,812             24,606            13,081
                                       -------------------------------------------------------------------------
Deductions from net assets
 attributed to:
 Benefits paid to participants                      8,609               722                669                 -
 Administrative expenses                            1,769               197                 87                31
                                       -------------------------------------------------------------------------
          TOTAL DEDUCTIONS                         10,378               919                756                31
                                       -------------------------------------------------------------------------
 Net increase
   prior to interfund transfers                    16,500            48,893             23,850            13,050
   Interfund transfers                                399                31                218              (648)
                                       -------------------------------------------------------------------------
          NET INCREASE                             16,899            48,924             24,068            12,402
Net assets available for benefits:
 Beginning of year                                344,235            46,882             19,553            11,277
                                       -------------------------------------------------------------------------
 End of year                             $        361,134      $     95,806     $       43,621      $     23,679
                                       =========================================================================

                                      4

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
--------------------------------------------------------
                        STABLE
BOND                     VALUE
FUND                     FUND               TOTAL
--------------------------------------------------------
$             608  $              23  $           39,130
                -                  -               1,321
                -                  -               8,548
--------------------------------------------------------
              608                 23              48,999
--------------------------------------------------------

                -              1,934              66,552
                -                  -               1,391
--------------------------------------------------------
                -              1,934              67,943
--------------------------------------------------------
              608              1,957             116,942
--------------------------------------------------------


                -                  -              10,000
               14                  -               2,098
--------------------------------------------------------
               14                  -              12,098
--------------------------------------------------------

              594              1,957             104,844
                -                  -                   -
--------------------------------------------------------

              594              1,957             104,844

            3,729                 81             425,757
--------------------------------------------------------
$           4,323  $           2,038  $          530,601
========================================================

                                       5
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                                       6

                          SCOTLAND SAVINGS BANK, SSB
             EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1997
                 Sponsor Federal I.D. #56-1769879 (Plan #002)
                            See Accountant's Report

 (a)     (b) Identity of issue,         (c) Description of investment           (d) Cost        (e) Current
             lessor, or similar party       including maturity date, rate                            Value
                                            of interest, collateral, par or
                                            maturity value
-----------------------------------------------------------------------------------------------------------------
         Money market:
     *   Pentegra Group                 BGI Government money market fund     $         23,679      $     23,679
                                                                             ------------------------------------

         Mutual funds:
     *   Pentegra Group                 BGI-equity index fund (7,804 shares)           89,848            95,806
     *   Pentegra Group                 BGI midcap stock fund (3,748 shares)           39,262            43,621
     *   Pentegra Group                 BGI-bond fund (383 shares)                      3,828             4,323
     *   Pentegra Group                 BGI-stable value fund (197 shares)              2,020             2,038
     *   Pentegra Group                 Collective short term
                                            investment fund (10,513 shares)            10,513            10,513
                                                                             ------------------------------------
                                                                                      145,471           156,301
                                                                             ------------------------------------

         Common stock:
     *   Scotland Bancorp, Inc.         35,291 shares of common stock                 402,701           350,704
                                                                             ------------------------------------
                                                                             $        571,851      $    530,684
                                                                             ====================================

*  Represents a party in interest.

                                       7
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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  SCOTLAND BANCORP, INC.

Dated                                         By: /s/ William C. Fitzgerald, III
      ___________________________                 ------------------------------
                                                  William C. Fitzgerald, III
                                                  President and CEO

Dated                                         By: /s/ Debora B. Steagall
      ___________________________                 ------------------------------
                                                  Debora B. Steagall
                                                  Assistant Treasurer